Furqan Rydhan

Every investment is about the team and Atom Limbs is no different. Tyler has put together an all star crew to tackle one of the most pressing problems for humans: How do we give people who have lost a limb a new limb. It's incredible to see people tackle these complex issues, come up with genuine solutions and move mountains to make it happen. It takes a village to build any successful startup, especially one focused on creating an artificial human arm. Tyler is well equipped to make this company successful.

Invested $100,000 this round & $50,000 previously

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